[DREIER STEIN & KAHAN LLP LETTERHEAD]
April 19, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. David Burton, Staff Accountant
Re:	Xcorporeal, Inc. Item 4.02(a) Form 8-K filed March 26, 2007 SEC File No. 001-31608 Our File No: 601438.001
Dear Mr. Burton:
     This is in response to correspondence dated March 27, 2007 from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the current report on Form 8-K filed by our client Xcorporeal, Inc. (the “Company”) on March 26, 2007. The numbers below correspond to the numbering in your correspondence.
COMMENT
     General
     Item 4-02(a). Non-Reliance on Previously Issued Financial Statements
1.	We note that you intend to file restated financial statements. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

U.S. Securities and Exchange Commission
April 19, 2007

RESPONSE
     The Company filed restated financial statements on April 16, 2007, in its amended quarterly report on Form 10-QSB/A for the quarterly period ended September 30, 2007 (the “Amended Report”).
COMMENT
2.	Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Form 10-QSB for the quarter ended September 30, 2006 in light of the material errors you have disclosed. Additionally, tell us what affect the errors had on your current evaluation of disclosure controls and procedures as of your year ended December 31, 2006.
RESPONSE
     As set forth in Item 3 of Part I on page 21 of the Amended Report, the Company’s certifying officers reconsidered the effect on the adequacy of its disclosure controls and procedures as of the end of the period covered by the Form 10-QSB for the quarter ended September 30, 2006 in light of the material errors it disclosed.
     Additionally, the errors affected the Company’s evaluation of disclosure controls and procedures as of its year ended December 31, 2006, as set forth in Item 8A of Part II on page 38 of the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2006.
ACKNOWLEDGEMENT
     In connection with responding to your comments, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
April 19, 2007

     We hope the above is responsive to your inquiries. Please feel free to contact me directly at (424) 202-6050 or jkirkland@dskllp.com with any questions or discuss this matter further.
Sincerely,

/s/ JOHN C. KIRKLAND

John C. Kirkland
cc:  Mr. Robert Stefanovich